UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED SECOND QUARTER 2013 RESULTS 1;2;3

Santiago, Chile, August 7, 2013 – CCU announced today its consolidated financial results for the second quarter ended June 30, 2013:

•       Consolidated volumes increased 11.0% (3.9% organic). The Chile business segment, contributed with an increase of 11.7% (6.0% organic). The Rio de la Plata business segment showed 12.3% increase (-3.0% organic) and the Wine business segment increased 1.9% this quarter (same figures for organic growth).

•       Total Net sales increased 11.7%. Organically it grew 9.7% as a consequence of 3.9% higher consolidated volumes coupled with 5.6% higher average prices.

•       Gross profit increased 14.8%. Organically it grew 12.7% as a combination of higher Net sales and a decrease in Cost of sales of 140 bps as a percentage of Net sales.

•         Normalized EBITDA increased 12.5%. On organic basis, Normalized EBITDA grew 11.5% driven by Beer Chile operational segment, where the average price increased 12.5%.

•       Normalized Earnings per Share increased 36.4% this quarter, due to a one-time positive effect of CLP 3,220 million caused by a tax provision reversal related to deposits for returns of bottles and containers, partially compensated by higher corporate income tax rate in Chile. Excluding both effects the Normalized Net income increased 7.9%.

Key figures (In ThHL or CLP million unless stated otherwise)	Q2'13	Q2'12	Total change %	Organic change %
Volumes	4,368	3,937	11.0%	3.9%
Net sales	243,446	218,019	11.7%	9.7%
Gross Profit	123,952	107,990	14.8%	12.7%
Normalized EBIT	21,841	20,176	8.3%	8.4%
Normalized EBITDA	37,932	33,726	12.5%	11.5%
Normalized Net income	15,429	11,311	36.4%	36.9%
Normalized Earnings Per Share	48.4	35.5	36.4%	36.9%

Key figures (In ThHL or CLP million unless stated otherwise)	YTD '13	YTD '12	Total change %	Organic change %
Volumes	10,319	9,360	10.2%	3.4%
Net sales	547,546	499,499	9.6%	7.7%
Gross Profit	298,136	263,829	13.0%	11.1%
Normalized EBIT	79,872	77,240	3.4%	2.8%
Normalized EBITDA	111,136	103,623	7.3%	6.1%
Normalized Net income	55,745	51,536	8.2%	7.3%
Normalized Earnings Per Share	175.0	161.8	8.2%	7.3%

1  For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. For organic growth details please refer to page 7. Figures in tables and exhibits have been rounded off and may not add exactly the total shown.

2 All references in this Press Release shall be deemed to refer to Q2’13 figures compared to Q2’12 figures, unless as otherwise indicated.

3 For a comparable basis, Volumes figures consider energy drinks sales from CCU Argentina in both periods shown.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 18

COMMENTS FROM THE CEO

We are very pleased with CCU’s second quarter 2013 overall performance, where the Normalized EBITDA grew 12.5%  and the Normalized EBITDA margin remained at the same level as the second quarter 2012, slightly increasing to 15.6%. On organic basis, Normalized EBITDA increased 11.5% driven by Chile business segment where all the operational segments contributed positively to this growth. Chile business segment Normalized EBITDA margin grew from 19.8% to 21.4%.

Particular highlights are found in the outperforming Beer Chile operational segment, where Normalized EBITDA grew 31.5%, mainly as a consequence of 12.5% higher average prices.  This price increase was mainly due to industry price recovery in the second half of 2012 and in January 2013, as well as premium segment growth. Normalized EBITDA margin showed an expansion of 414 bps from 22.8% to 27.0%. Additionally, during July 2013, Beer Chile operational segment implemented a price increase of around 3%.

The Non-alcoholic beverages maintained the growth trend shown in the past quarters, organically volume grew 10.4% and Normalized EBITDA increased 8.8%.  Spirits operational segment also contributed to the Normalized EBITDA expansion with 7.6% organic growth.

One common element during Q2’13 is that we faced important expenses pressures in all our Chile operational segments, which we compensated with price increases while maintaining our market shares stable since early this year, as a result of consistent commercial execution as well as refreshed innovation strategy.

As well as the Chile business segment, Wine business segment showed a significant 14.1% Normalized EBITDA organic growth this quarter.

Following with Rio de la Plata business segment, in CCU Argentina operational segment, in USD terms, Net Sales raised 9.3% this quarter due to price increases, partially compensated by lower sales volumes. Despite of the volume decrease during 2013, on a yearly basis, market share has been stable. Price adjustments have allowed us to partially compensate inflationary pressures. Given the low seasonality of the second quarter, small sales volumes have significant impact at EBITDA level in the Beer business in Argentina. Consequently, measured in USD, Normalized EBITDA decreased from 0.3 million to a loss of 2.3 million.

On June 18, 2013, our extraordinary shareholder’s meeting approved a capital increase through the issuance of 51,000,000 new shares of common stock. The proceeds of the mentioned capital increase will be used to fund our expansion plan, which contemplates organic and inorganic growth. On July 23, 2013 the Superintendencia de Valores y Seguros de Chile authorized the registration of such shares. At this point in time, we have no further comments about the offering.

Looking ahead, we are confident that our operational excellence supported with consistent branding efforts, will keep CCU on the path of healthy development.

As we stated in our previous Press Release (May 2, 2013) in the future, on a date to be defined, releases will disclose Chile 4, Rio de la Plata 5 and Wine business segments only.

4 Chile includes the following operational segments: Beer Chile, Non-alcoholic beverages and Spirits.

5 Rio de la Plata includes the following operational segments: CCU Argentina and Uruguay.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 18

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q2’13    As reported, Total Net sales increased 11.7% to CLP 243,446 million as result of 11.0% higher volumes coupled with 0.6% increase in average prices. The Chile business segment contributed to this growth with 13.7% increase in Net sales as well as Rio de la Plata business segment, which grew 11.8% and the Wine business segment complemented with 3.3% increase.

On organic basis, Total Net sales increased 9.7% as result of 3.9% higher volumes coupled with 5.6% increase in average prices. The Chile business segment contributed to this growth with 11.7% increase in Net sales and Rio de la Plata business segment with 7.8%.

2013      As reported, accumulated Total Net sales increased 9.6% to CLP 547,546 million as a result of 10.2% higher volumes, partially offset by 0.6% decrease in average prices. On organic basis, accumulated Total Net sales increased 7.7% to CLP 537,923 million as a result of 3.4% higher volumes coupled with 4.2% increase in average prices.

Net sales by segment

	Net sales (million CLP)
	Q2'13	Mix	Q2'12	Mix	Total Change%	Organic Change%
1. Chile Business segment	155,461	63.9%	136,725	62.7%	13.7	11.7
Beer Chile	66,876	27.5%	60,072	27.6%	11.3	11.3
Non-alcoholic beverages	71,545	29.4%	60,987	28.0%	17.3	12.9
Spirits	17,039	7.0%	15,666	7.2%	8.8	8.8
2. Rio de la Plata Business segment	45,939	18.9%	41,089	18.8%	11.8	7.8
CCU Argentina	44,277	18.2%	41,089	18.8%	7.8	7.8
Uruguay	1,661	0.7%	-	-	-	-
3. Wine Business segment	42,053	17.3%	40,690	18.7%	3.3	3.3
4. Other/Eliminations	(6)	0.0%	(485)	(0.2)%	98.7	98.7
TOTAL	243,446	100.0%	218,019	100.0%	11.7	9.7

	Net sales (million CLP)
	YTD '13	Mix	YTD '12	Mix	Total Change%	Organic Change%
1. Chile Business segment	358,115	65.4%	323,396	64.7%	10.7	9.0
Beer Chile	164,955	30.1%	153,383	30.7%	7.5	7.5
Non-alcoholic beverages	162,864	29.7%	141,476	28.3%	15.1	11.2
Spirits	30,296	5.5%	28,537	5.7%	6.2	6.2
2. Rio de la Plata Business segment	118,687	21.7%	105,046	21.0%	13.0	9.1
CCU Argentina	114,641	20.9%	105,046	21.0%	9.1	9.1
Uruguay	4,046	0.7%	-	-	-	-
3. Wine Business segment	71,180	13.0%	71,889	14.4%	(1.0)	(1.0)
4. Other/Eliminations	(436)	(0.1)%	(832)	(0.2)%	47.7	47.7
TOTAL	547,546	100.0%	499,499	100.0%	9.6	7.7

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 18

GROSS PROFIT

Q2’13    As reported, Gross profit increased 14.8% to CLP 123,952 million as result of 11.7% higher Net sales, partially offset by 8.6% higher Cost of sales. As a percentage of Net sales, Cost of sales decreased from 50.5%  to 49.1%, mainly due to a better sales mix in the Beer Chile operational segment and lower cost of some raw materials, as sugar and grapes. As a consequence, Gross profit as a percentage of Net sales increased from 49.5%  to 50.9%.

On organic basis, Gross profit increased 12.7% to CLP 121,718 million as result of 9.7% higher Net sales, partially offset by 6.7% higher Cost of sales.

2013       Increased 13.0% to CLP 298,136 million and, as a percentage of Net sales, the consolidated Gross profit  increased from 52.8% to 54.4%. On organic basis, Gross profit increased 11.1% to CLP 293,169 million and as a percentage of Net sales increased to 54.5%.

NORMALIZED EBIT

Q2’13    As reported, Normalized EBIT increased 8.3% to CLP 21,841  million mostly explained by 14.8% higher Gross profit, partially compensated by 15.1% higher MSD&A expenses, which increased to CLP 102,252 million. MSD&A expenses, as a percentage of Net sales, increased from 40.8% to 42.0%, as result of higher distribution and marketing expenses in Chile and Argentina.

On organic basis, Normalized EBIT increased 8.4% to CLP 21,862 million mostly explained by 12.7% higher Gross profit, partially compensated by 12.5% higher MSD&A expenses, which increased to CLP 99,996 million.

2013      Increased 3.4% to CLP 79,872 million and its margin decreased from 15.5% to 14.6%. On organic basis, Normalized EBIT increased 2.8% to CLP 79,380 million and its margin decreased to 14.8%.

Normalized EBIT and EBIT margin by segment

	Normalized EBIT (million CLP)						Normalized EBIT margin
	Q2'13	Mix	Q2'12	Mix	Total Change%	Organic Change%	Q2'13	Q2'12	Total Change(bps)	Organic Change(bps)
1. Chile Business segment	23,884	109.4%	18,732	92.8%	27.5	25.4	15.4%	13.7%	166	150
Beer Chile	12,996	59.5%	8,679	43.0%	49.7	49.7	19.4%	14.4%	499	499
Non-alcoholic beverages	8,698	39.8%	8,002	39.7%	8.7	3.8	12.2%	13.1%	(96)	(106)
Spirits	2,191	10.0%	2,052	10.2%	6.8	6.8	12.9%	13.1%	(24)	(24)
2. Rio de la Plata Business segment	(4,023)	(18.4)%	(1,574)	(7.8)%	(155.5)	(129.2)	(8.8)%	(3.8)%	(492)	(432)
CCU Argentina	(3,609)	(16.5)%	(1,574)	(7.8)%	(129.2)	(129.2)	(8.1)%	(3.8)%	(432)	(432)
Uruguay	(414)	(1.9)%	-	-	-	-	(24.9)%	-	-	-
3. Wine Business segment	3,834	17.6%	3,123	15.5%	22.8	22.8	9.1%	7.7%	144	144
4. Other/Eliminations	(1,854)	(8.5)%	(105)	(0.5)%	N/A	N/A	-	-	-	-
TOTAL	21,841	100.0%	20,176	100.0%	8.3	8.4	9.0%	9.3%	(28)	(11)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 18

	Normalized EBIT (million CLP)						Normalized EBIT margin
	YTD '13	Mix	YTD '12	Mix	Total Change%	Organic Change%	YTD '13	YTD '12	Total Change(bps)	Organic Change(bps)
1. Chile Business segment	69,797	87.4%	61,838	80.1%	12.9	11.2	19.5%	19.1%	37	55
Beer Chile	42,143	52.8%	37,364	48.4%	12.8	12.8	25.5%	24.4%	119	119
Non-alcoholic beverages	24,625	30.8%	21,462	27.8%	14.7	10.0	15.1%	15.2%	(5)	(17)
Spirits	3,028	3.8%	3,012	3.9%	0.5	0.5	10.0%	10.6%	(56)	(56)
2. Rio de la Plata Business segment	4,951	6.2%	8,612	11.2%	(42.5)	(36.3)	4.2%	8.2%	(403)	(341)
CCU Argentina	5,485	06.9%	8,612	11.2%	(36.3)	(36.3)	4.8%	8.2%	(341)	(432)
Uruguay	(534)	(0.7)%	-	-	-	-	(13.2)%	-	-	-
3. Wine Business segment	4,240	5.3%	3,969	5.1%	6.8	6.8	6.0%	5.5%	44	44
4. Other/Eliminations	884	1.1%	2,820	3.7%	(68.6)	(68.6)	-	-	-	-
TOTAL	79,872	100.0%	77,240	100.0%	3.4	2.8	14.6%	15.5%	(88)	(71)

NORMALIZED EBITDA

Q2’13    As reported, Normalized EBITDA increased 12.5% to CLP 37,932 million and the normalized EBITDA margin increased from 15.5% to 15.6%.

On organic basis, Normalized EBITDA increased 11.5% to CLP 37,609 million and the normalized EBITDA margin increased to 15.7%.

2013      Increased 7.3% to CLP 111,136 million. Normalized EBITDA margin decreased from 20.7% to 20.3%.

Normalized EBITDA and EBITDA margin by segment

	Normalized EBITDA (million CLP)						Normalized EBITDA margin
	Q2'13	Mix	Q2'12	Mix	Total Change%	Organic Change%	Q2'13	Q2'12	Total Change(bps)	Organic Change(bps)
1. Chile Business segment	33,208	87.5%	27,072	80.3%	22.7	20.2	21.4%	19.8%	156	150
Beer Chile	18,030	47.5%	13,708	40.6%	31.5	31.5	27.0%	22.8%	414	414
Non-alcoholic beverages	12,439	32.8%	10,819	32.1%	15.0	8.8	17.4%	17.7%	(35)	(65)
Spirits	2,739	7.2%	2,545	7.5%	7.6	7.6	16.1%	16.2%	(18)	(18)
2. Rio de la Plata Business segment	(1,507)	(4.0)%	119	0.4%	N/A	N/A	(3.3)%	0.3%	(357)	(291)
CCU Argentina	(1,160)	(3.1)%	119	0.4%	N/A	N/A	(2.6)%	0.3%	(291)	(291)
Uruguay	(348)	(0.9)%	-	-	-	-	(20.9)%		-	-
3. Wine Business segment	5,538	14.6%	4,854	14.4%	14.1	14.1	13.2%	11.9%	124	124
4. Other/Eliminations	694	1.8%	1,681	5.0%	(58.7)	(58.7)	-	-	-	-
TOTAL	37,932	100.0%	33,726	100.0%	12.5	11.5	15.6%	15.5%	11	26

	Normalized EBITDA (million CLP)						Normalized EBITDA margin
	YTD '13	Mix	YTD '12	Mix	Total Change%	Organic Change%	YTD '13	YTD '12	Total Change(bps)	Organic Change(bps)
1. Chile Business segment	88,136	79.3%	77,646	74.9%	13.5	11.5	24.6%	24.0%	60	55
Beer Chile	52,173	46.9%	46,584	45.0%	12.0	12.0	31.6%	30.4%	126	126
Non-alcoholic beverages	31,885	28.7%	27,060	26.1%	17.8	12.1	19.6%	19.1%	45	16
Spirits	4,078	3.7%	4,003	3.9%	1.9	1.9	13.5%	14.0%	(57)	(57)
2. Rio de la Plata Business segment	9,914	8.9%	11,900	11.5%	(16.7)	(13.3)	8.4%	11.3%	(297)	(233)
CCU Argentina	10,319	9.3%	11,900	11.5%	(13.3)	(13.3)	9.0%	11.3%	(233)	(291)
Uruguay	(405)	(0.4)%	-	-	-	-	(10.0)%		-	-
3. Wine Business segment	7,504	6.8%	7,375	7.1%	1.7	1.7	10.5%	10.3%	28	28
4. Other/Eliminations	5,583	5.0%	6,702	6.5%	(16.7)	(16.7)	-	-	-	-
TOTAL	111,136	100.0%	103,623	100.0%	7.3	6.1	20.3%	20.7%	(45)	(30)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 18

NON-OPERATING RESULT

Q2’13    Increased CLP 320 million from a loss of CLP 2,709 to a loss of CLP 2,388 mainly explained by:

•      Other gains/(losses) and Foreign currency exchange differences which increased CLP 1,639 million mainly due to gains related to hedges covering foreign exchange variations on taxes.

•      Results as per adjustment units which increased CLP 822 million, mainly due to 0.1% decrease of the UF value in Q2’13 compared with 0.4% increase of the UF in Q2’12, in addition to lower debt indexed to UF.

Partially compensated by:

•      Net financial expenses which increased CLP 2,271 million to CLP 3,838 million, due to higher debt in Argentina in Q2’13 at ARS nominal interest rate, and lower cash and cash equivalents related to last acquisitions.

2013       Increased CLP 1,498 million to a loss of CLP 6,870 million, due mostly to Other gains/(losses) and Results as per adjustment units, partially compensated by Net financial expenses.

INCOME TAXES

Q2’13   Decreased CLP 2,229 million despite higher profits, mostly due to a one-time positive effect of CLP 3,220 million caused by a tax provision reversal related to deposits for returns of bottles and containers, partially compensated by higher corporate income tax rate in Chile (18.5% in the six months ended June 30, 2012 compared with 20% in the six months ended June 30, 2013). Excluding both effects, Income taxes would increase CLP 991 million.

2013     Decreased CLP 103 million despite higher profits, mostly due to a one-time positive effect of CLP 2,510 million caused by a tax provision reversal related to deposits for returns of bottles and containers, partially compensated by higher corporate income tax rate in Chile (18.5% in the six months ended June 30, 2012 compared with 20% in the six months ended June 30, 2013). Excluding both effects, Income taxes would increase CLP 2,407 million.

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT COMPANY

Q2’13    Increased 36.4% to CLP 15,429 million due to higher EBIT, Non-operating result and lower Income taxes. On organic basis, Net Income increased 36.9%.

2013      Increased CLP 4,209 million to CLP 55,745 million mostly explained by higher Normalized EBIT, lower Income taxes and higher Non-operating result.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 18

ORGANIC GROWTH

The following schedule details the effect of first time consolidation of the acquisition of Manantial and in Uruguay in the second quarter and year to date as of June 2013. For better insight, Proforma refers to consolidated results as reported, excluding the Manantial and Uruguay operation’s consolidation impact.

Second Quarter	As reported		Manantial(1)	Uruguay	Proforma(2)		Total(3)	Organic(4)
(In ThHL or CLP million unless stated otherwise)	2013	2012			2013	2012	Change%	Change%
Volumes	4,368	3,937	159	119	4,090	3,937	11.0	3.9
Net Sales	243,446	218,019	2,680	1,661	239,105	218,019	11.7	9.7
Net Sales (CLP/HL)	55,729	55,380	16,856	13,938	58,458	55,380	0.6	5.6
Cost of sales	(119,494)	(110,029)	(675)	(1,433)	(117,387)	(110,029)	8.6	6.7
% of net sales	49.1	50.5	25.2	86.2	49.1	50.5
Gross profit	123,952	107,990	2,005	229	121,718	107,990	14.8	12.7
% of net sales	50.9	49.5	74.8	13.8	50.9	49.5
MSD&A	(102,252)	(88,853)	(1,612)	(645)	(99,996)	(88,853)	15.1	12.5
% of net sales	42.0	40.8	60.1	38.8	41.8	40.8
Other operating income/(expenses)	141	1,039	-	2	139	1,039	(86.4)	(86.6)
Normalized EBIT	21,841	20,176	394	(414)	21,862	20,176	8.3	8.4
Normalized EBIT Margin (%)	9.0	9.3	14.7	(24.9)	9.1	9.3
Normalized EBITDA	37,932	33,726	671	(348)	37,609	33,726	12.5	11.5
Normalized EBITDA Margin (%)	15.6	15.5	25.0	(20.9)	15.7	15.5

YTD as of June	As reported		Manantial(1)	Uruguay	Proforma(2)		Total(3)	Organic(4)
(In ThHL or CLP million unless stated otherwise)	2013	2012			2013	2012	Change%	Change%
Volumes	10,319	9,360	355	286	9,678	9,360	10.2	3.4
Net Sales	547,546	499,499	5,577	4,046	537,923	499,499	9.6	7.7
Net Sales (CLP/HL)	53,061	53,364	15,713	14,127	55,583	53,364	-0.6	4.2
Cost of sales	(249,410)	(235,670)	(1,323)	(3,333)	(244,755)	(235,670)	5.8	3.9
% of net sales	45.6	47.2	23.7	82.4	45.5	47.2
Gross profit	298,136	263,829	4,254	713	293,169	263,829	13.0	11.1
% of net sales	54.4	52.8	76.3	17.6	54.5	52.8
MSD&A	(219,104)	(188,167)	(3,252)	(1,229)	(214,623)	(188,167)	16.4	14.1
% of net sales	40.0	37.7	58.3	30.4	39.9	37.7
Other operating income/(expenses)	841	1,578	24	(18)	834	1,578	(46.7)	(47.2)
Normalized EBIT	79,872	77,240	1,026	(534)	79,380	77,240	3.4	2.8
Normalized EBIT Margin (%)	14.6	15.5	18.4	(13.2)	14.8	15.5
Normalized EBITDA	111,136	103,623	1,551	(405)	109,990	103,623	7.3	6.1
Normalized EBITDA Margin (%)	20.3	20.7	27.8	(10.0)	20.4	20.7

(1) Mantantial reports with 1 month delay.
(2) Proforma excludes Manantial and Uruguay.
(3) Total Change refers to as reported figures variation.
(4) Organic Change refers to as proform figures variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 18

BUSINESS SEGMENTS HIGHLIGHTS (Exhibits 3 and 4)
1. CHILE

Net sales increased 13.7% to CLP 155,461 million as result of 11.7% higher sales volume coupled with 1.8% higher average prices. On organic basis, Net sales increased 11.7% as result of 6.0% higher organic sales volume coupled with 5.4  % increase in average prices.

Normalized EBIT increased 27.5% to CLP 23,884 million due to 13.7% higher Net sales, partially offset by 7.6% higher Cost of Sales and 17.1  % higher MSD&A expenses. Cost of sales as a percentage of Net sales decreased from 50.1% to 47.4%. MSD&A, as a percentage of Net sales, increased from 36.1% to 37.2%, mainly explained by higher distribution costs. The Normalized EBIT margin increased from 13.7% to 15.4%. On organic basis, Normalized EBIT increased 25.4% due to 11.7% higher Net sales, partially offset by 6.6% higher Cost of sales and 13.8% higher MSD&A expenses.

Normalized EBITDA increased 22.7% to CLP 33,208 million and the Normalized EBITDA margin increased from 19.8% to 21.4%. On organic basis, Normalized EBITDA increased 20.2% to CLP 32,537  million.

- BEER CHILE

Net sales increased 11.3% to CLP 66,876 million as result of 12.5% higher average prices, which more than compensated 1.0% lower sales volumes.

Normalized EBIT increased 49.7% to CLP 12,996 million because of 11.3% higher Net sales, partially offset by 2.0% higher Cost of Sales and 9.6% higher MSD&A expenses. Cost of sales, as a percentage of Net sales, decreased from 47.1% to 43.1%. MSD&A, as a percentage of Net sales, decreased from 38.1% to 37.5%,  due to better sales mix and higher prices, despite higher distribution costs and marketing expenses. The Normalized EBIT margin increased from 14.4% to 19.4%.

Normalized EBITDA increased 31.5% to CLP 18,030 million and the Normalized EBITDA margin increased from 22.8% to 27.0%.

Comments During Q2’13 we continued the implementation of value-adding innovations. Late April we launched the first ever brand extension for Escudo, “Escudo Negra”, which until now surpasses our most optimistic estimates. Also, this innovation was launched at a higher price point than the mother brand, as was the case previously with Cristal Cero and Cristal Light. Another part of our innovation program was the launch of a new packtype (cans) for Morenita, further strengthening our market position in the dark beer segment.

In addition, we implemented in July 2013 a 3.1% price increase on average in all our categories. Despite price increases, we have been able to maintain our market share stable at an estimated 78%. Up weighted marketing investments as well as the launches of the new 1.2 liter bottle for Cristal and Escudo and the introduction of Cristal Light and Escudo Negra have been instrumental in this.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 18

- NON-ALCOHOLIC BEVERAGES

Net sales increased 17.3% to CLP 71,545 million as result of 19.9% volume increase, partially offset by 2.1% decrease in average prices for Q2’13. On organic basis, volume grew 10.4% coupled with 2.3% increase in average prices. Outstanding volume growth was delivered by every category: water 52.8% (organic 4.7%), nectar 23.3% and soft drinks 8.7%.

Normalized EBIT increased 8.7%  to CLP 8,698  million due to 23.0%  higher Gross profit, as a consequence of higher Net sales, partially compensated by 11.8% increase in Cost of sales. Nevertheless, Cost of sales, as a percentage of Net sales, decreased from 50.6% to 48.2%. The higher Gross profit was partially offset by 27.0% growth in MSD&A expenses explained by higher distribution costs and to a lesser extent to higher marketing expenses. Normalized EBIT margin decreased from 13.1% to 12.2%. On organic basis, Normalized EBIT increased 3.8% due to 16.3% higher Gross profit and 19.8% increase in MSD&A expenses.

Normalized EBITDA increased 15.0% to CLP 12,439 million and the Normalized EBITDA margin decreased from 17.7% to 17.4%. On organic basis, Normalized EBITDA increased 8.8% to CLP 11,768 million and its margin decreased to 17.1%.

Comments Volumes continued to have double digit growth following the growth path shown in 2012 and in the first quarter 2013, as consequence of market share expansion related to strengthening the brand equity and strong execution in the points of sales. This volume expansion was driven by all the business categories in which we participate. In particular we highlight the market share growth of softdrinks and nectars. According to Nielsen, our Chilean carbonated soft drinks and water market share by volume was approximately 27% and 53%, respectively, for the six month period ended June 30, 2013.

- SPIRITS

Net sales increased 8.8% to CLP 17,039 million as result of 10.3% higher volumes partially offset by 1.4% lower average price.

Normalized EBIT increased 6.8% to CLP 2,191  million mainly due to 5.6% higher Gross profit, as a consequence of 8.8% higher Net Sales, partially offset by 10.9%  higher Cost of sales. MSD&A expenses increase of 5.1%  to CLP 4,474  million is mostly explained by higher distribution costs. Therefore, Normalized EBIT margin decreased from 13.1% to 12.9%.

Normalized EBITDA increased 7.6% to CLP 2,739 million, while the Normalized EBITDA margin decreased from 16.2% to 16.1%.

Comments  Volume increase is mostly explained by the performance in the pisco category, partly driven by a price increase announcement done in June and by promotional packs in the modern trade that had a good acceptance among consumers.

According to Nielsen, CPCh had a 55% market share of the Chilean pisco industry and 21% market share of the Chilean rum industry for the six-month period ended on June 30, 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 18

2. RIO DE LA PLATA

Net sales, measured in Chilean pesos, increased 11.8% to CLP 45,939 million as result of 12.3% higher sales volume, partially offset by 0.5% decrease in average price.

Normalized EBIT, measured in Chilean pesos, decreased 155.5% to a loss of CLP 4,023  million in Q2’13, as result of 13.9% increase in MSD&A expenses due to inflationary pressure, higher personnel and distribution costs, and marketing expenses, not compensated by higher Gross profit. Therefore, MSD&A as a percentage of Net sales increased from 62.8% to 64.0%. Normalized EBIT margin decreased from a negative 3.8% to a negative 8.8%. On organic basis, Normalized EBIT decreased 129.2% due to 11.4% increase in MSD&A expenses.

Normalized EBITDA, measured in Chilean pesos, decreased to a negative CLP 1,507 million and Normalized EBITDA margin decreased from 0.3% to a negative 3.3%. On organic basis, Normalized EBITDA decreased to a negative CLP 1,160 million.

- CCU ARGENTINA

Net sales, measured in Chilean pesos, increased 7.8% to CLP 44,277 million as result of 11.1% higher average prices partially offset by 3.0% lower sales volume.

Normalized EBIT, measured in Chilean pesos, decreased 129.2% to a negative CLP 3,609 million mainly due to 11.4  % higher MSD&A expenses, despite the Gross profit increase of 2.5  % which, as a percentage of Net sales, decreased from 59.2% to 56.3%. MSD&A as a percentage of Net sales, increased from 62.8% to 64.9%, mainly due to higher distribution costs and marketing expenses. Normalized EBIT margin decreased from a negative 3.8% to a negative 8.1%.

Normalized EBITDA decreased to a negative CLP 1,160 million this quarter, while Normalized EBITDA margin dropped from 0.3% to a negative 2.6%. Measured in USD, it decreased from 0.3 million to a loss of 2.3 million.

Comments In USD terms, Net Sales raised 9.3% this quarter due to price increases, partially compensated by lower sales volumes. As we continue with our revenue management program, price adjustments have allowed us to partially compensate inflationary pressures. Given the relative high fixed cost during the low season, small sales volume variations have significant impact at EBITDA level in the Beer business in Argentina. Consequently, measured in USD, Normalized EBITDA decreased from 0.3 million to a loss of 2.3 million.

We estimate that our market share by volume of the Argentine beer market remained consistent at approximately 23% for the six-month period ended on June 30, 2013. According to Nielsen, our cider market share was 35% for the six-month period ended on June 30, 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 18

- URUGUAY

The integration of the acquired operation in Uruguay is progressing well and in line with management plans. This mainly compromises integration of the main activities of the Uruguay’s operation into CCU Argentina systems, policies and procedures. Measured in Chilean pesos, this quarter results delivered CLP 1,661 million of Net sales and 119 thousand hectoliter volume sales. Normalized EBITDA amounted to a loss of CLP 348 million.

3. WINE

Net sales increased 3.3% to CLP 42,053 million due to 1.9% increase in volumes and 1.4% higher average price, when expressed in Chilean pesos. The Chile Domestic average price increased 3.9% as result of price increases and a better sales mix. The Chile Export increased 1.1% in USD terms, but due to the appreciation of the Chilean peso, prices decreased 2.2%. The Argentina average prices increased 16% in USD terms and volumes decreased 29.3%, in line with our strategy to sell more premium wines.

Normalized EBIT increased 22.8% to CLP 3,834 million mainly due to higher volumes and prices. Cost of sales decreased 0.3% and as a percentage of Net sales, it decreased from 66.2% to 63.9%. MSD&A expenses increased 6.2% mainly due to higher marketing expenses and distribution costs. Normalized EBIT margin increased from 7.7% to 9.1%.

Normalized EBITDA increased 14.1% to CLP 5,538 million and the Normalized EBITDA margin increased from 11.9% to 13.2%.

Comments  The results of the second quarter are in line with our strategy to invest more in marketing (brand building) and to increase average prices. Our Chile Export market was able to recover from the lower volumes shown in the first quarter of the year, but was affected by the appreciation of the Chilean peso.

According to Nielsen, we estimate that VSPT’s sales amounted to approximately 27% of the total measured domestic industry sales in Chile by volume and 12% of Chile’s total wine export sales by volume, excluding bulk wine, for the six-month period ended on June 30, 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 18

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina and Uruguay. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the HOD, rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.. For more information, visit www.ccu.cl.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Business Segments

Business segments are reflected as follows: 1. Chile, which considers Beer Chile, Spirits and Non Alcoholic (including nectars, water, as purified mineral and HOD, and softdrinks which also incorporates tea, sports and energy drinks); 2. Rio de la Plata, which includes CCU Argentina (including beer, cider, spirits, energy drinks and domestic wine from Tamarí sales) and Uruguay’s Operation (softdrinks and mineral water); 3. Wine, (including Chile domestic, Chile export and Argentina, export and domestic, except sales from Tamarí), 4. The “Other/Eliminations” considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary. Corporate shared services, distribution and logistics expenses allocated to each business segment based on Service Level Agreements.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 18

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net Income

Net profit attributable to parent company shareholder as per IFRS.

Normalized

The term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before exceptional items.

ROCE

ROCE stands for Return on Capital Employed.

Organic growth

Organic growth refers to growth excluding the effect of consolidation changes and the effect of first time consolidation an acquisition.

UF

The UF is a monetary unit indexed to the CPI variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 18

Exhibit 1: Income Statement (Second Quarter 2013)
Second Quarter	2013	2012	2013	2012	Total Change %	Organic Change %
	(CLP million)		(USD million)(1)
Net Sales	243,446	218,019	503	450	11.7	9.7
Cost of sales	(119,494)	(110,029)	(247)	(227)	8.6	6.7
% of net sales	49.1	50.5	49.1	50.5
Gross profit	123,952	107,990	256	223	14.8	12.7
MSD&A	(102,252)	(88,853)	(211)	(183)	15.1	12.5
% of net sales	42.0	40.8	42.0	40.8
Other operating income/(expenses)	141	1,039	0	2	(86.4)	(86.6)
Normalized EBIT	21,841	20,176	45	42	8.3	8.4
% of net sales	9.0	9.3	9.0	9.3
Exceptional items	-	-	-	-
EBIT	21,841	20,176	45	42	8.3	8.4
% of net sales	9.0	9.3	9.0	9
Net financial expenses	(3,838)	(1,567)	(8)	(3)	145.0	141.2
Equity and income of JVs	23	(108)	0	(0)	121.0	121.0
Foreign currency exchange differences	(530)	(601)	(1)	(1)	11.8	38.5
Results as per adjustment units	87	(735)	0	(2)	111.9	111.9
Other gains/(losses)	1,870	302	4	1	519.9	552.2
Total Non-operating result	(2,388)	(2,709)	(5)	(6)	11.8	11.8
Income/(loss) before taxes	19,453	17,467	40	36	11.4	11.5
Income taxes	(2,276)	(4,504)	(5)	(9)	(49.5)	(50.2)
Net income for the period	17,177	12,963	35	27	32.5	32.9

Normalized net income attributable to:
The equity holders of the parent	15,429	11,311	32	23	36.4	36.9

Net income attributable to:
The equity holders of the parent	15,429	11,311	32	23	36.4	36.9
Non-controlling interest	1,748	1,652	4	3	5.8	5.8

Normalized EBITDA	37,932	33,726	78	70	12.5	11.5
% of net sales	15.6	15.5	15.6	15.5
EBITDA	37,932	33,726	78	70	12.5	11.5
% of net sales	15.6	15.5	15.6	15.5

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR (2)	2	2	2	2

Normalized Earnings per share	48.44	35.51	0.10	0.07	36.4	36.9
Earnings per share	48.44	35.51	0.10	0.07	36.4	36.9
Normalized Earnings per ADR	96.89	71.03	0.20	0.15	36.4	36.9
Earnings per ADR	96.89	71.03	0.20	0.15	36.4	36.9

Depreciation	16,091	13,550	33	28	18.8	18.8
Capital Expenditures	27,365	34,010	56	70	(19.5)	(19.5)

(1) Average Exchange rate for the period: US$1.00 = CLP 484.38
(2) Dated December 20th, 2012 there was an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 14 of 18

Exhibit 2: Income Statement (Six months ended on June 30, 2013)
YTD as of June	2013	2012	2013	2012	Total Change %	Organic Change %
	(CLP million)		(USD million)(1)
Net Sales	547,546	499,499	1,130	1,031	9.6	7.7
Cost of sales	(249,410)	(235,670)	(515)	(487)	5.8	3.9
% of net sales	45.6	47.2	45.6	47.2
Gross profit	298,136	263,829	616	545	13.0	11.1
MSD&A	(219,104)	(188,167)	(452)	(388)	16.4	14.1
% of net sales	40.0	37.7	40.0	37.7
Other operating income/(expenses)	841	1,578	2	3	(46.7)	(47.2)
Normalized EBIT	79,872	77,240	165	159	3.4	2.8
% of net sales	14.6	15.5	14.6	15.5
Exceptional items	-	-	-	-
EBIT	79,872	77,240	165	159	3.4	2.8
% of net sales	14.6	15.5	14.6	15
Net financial expenses	(7,777)	(3,039)	(16)	(6)	155.9	145.9
Equity and income of JVs	(2)	(121)	(0)	(0)	98.5	98.5
Foreign currency exchange differences	(648)	(613)	(1)	(1)	5.7	(12.9)
Results as per adjustment units	(122)	(2,627)	(0)	(5)	95.4	95.4
Other gains/(losses)	1,679	(1,968)	3	(4)	185.3	185.5
Total Non-operating result	(6,870)	(8,368)	(14)	(17)	(17.9)	(17.9)
Income/(loss) before taxes	73,003	68,872	151	142	6.0	5.3
Income taxes	(13,723)	(13,826)	(28)	(29)	(0.7)	(1.1)
Net income for the period	59,279	55,046	122	114	7.7	6.9

Normalized net income attributable to:
The equity holders of the parent	55,745	51,536	115	106	8.2	7.3

Net income attributable to:
The equity holders of the parent	55,745	51,536	115	106	8.2	7.3
Non-controlling interest	3,535	3,510	7	7	0.7	0.7

Normalized EBITDA	111,136	103,623	229	214	7.3	6.1
% of net sales	20.3	20.7	20.3	20.7
EBITDA	111,136	103,623	229	214	7.3	6.1
% of net sales	20.3	20.7	20.3	20.7

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR (2)	2	2	2	2

Normalized Earnings per share	175.02	161.81	0.36	0.33	8.2	7.3
Earnings per share	175.02	161.81	0.36	0.33	8.2	7.3
Normalized Earnings per ADR	350.04	323.61	0.72	0.67	8.2	7.3
Earnings per ADR	350.04	323.61	0.72	0.67	8.2	7.3

Depreciation	31,264	26,383	65	54	18.5	18.5
Capital Expenditures	50,930	55,179	105	114	(7.7)	(7.7)

(1) Average Exchange rate for the period: US$1.00 = CLP 484.38
(2) Dated December 20th, 2012 there was an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 18

Exhibit 3: Segment Information (Second Quarter 2013)
	1. Chile Business segment
Second Quarter	Beer Chile				Non-Alcoholic				Spirits				Total
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes(1)	1,062	1,073	(1.0)	(1.0)	2,011	1,678	19.9	10.4	68	61	10.3	10.3	3,141	2,812	11.7	6.0
Net Sales	66,876	60,072	11.3	11.3	71,545	60,987	17.3	12.9	17,039	15,666	8.8	8.8	155,461	136,725	13.7	11.7
Net Sales (CLP/HL)	62,988	56,000	12.5	12.5	35,570	36,346	(2.1)	2.3	251,219	254,796	(1.4)	(1.4)	49,495	48,620	1.8	5.4
Cost of sales	(28,841)	(28,282)	2.0	2.0	(34,507)	(30,871)	11.8	9.6	(10,374)	(9,353)	10.9	10.9	(73,722)	(68,506)	7.6	6.6
% of net sales	43.1	47.1			48.2	50.6			60.9	59.7			47.4	50.1
Gross profit	38,035	31,790	19.6	19.6	37,038	30,116	23.0	16.3	6,665	6,313	5.6	5.6	81,738	68,219	19.8	16.9
% of net sales	56.9	52.9			51.8	49.4			39.1	40.3			52.6	49.9
MSD&A	(25,071)	(22,881)	9.6	9.6	(28,239)	(22,228)	27.0	19.8	(4,474)	(4,256)	5.1	5.1	(57,784)	(49,366)	17.1	13.8
% of net sales	37.5	38.1			39.5	36.4			26.3	27.2			37.2	36.1
Other operating income/(expenses)	32	(230)	113.8	113.8	(102)	115	(188.9)	(188.9)	(0)	(5)	98.3	98.3	(70)	(121)	42.0	42.0
Normalized EBIT	12,996	8,679	49.7	49.7	8,698	8,002	8.7	3.8	2,191	2,052	6.8	6.8	23,884	18,732	27.5	25.4
Normalized EBIT Margin (%)	19.4	14.4			12.2	13.1			12.9	13.1			15.4	13.7
Normalized EBITDA	18,030	13,708	31.5	31.5	12,439	10,819	15.0	8.8	2,739	2,545	7.6	7.6	33,208	27,072	22.7	20.2
Normalized EBITDA Margin (%)	27.0	22.8			17.4	17.7			16.1	16.2			21.4	19.8

	2. Río de la Plata Business segment												3. Wine Business segment
Second Quarter	CCU Argentina				Uruguay				Total
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes(1)	755	779	(3.0)	(3.0)	119	-			875	779	12.3	(3.0)	353	346	1.9	1.9
Net Sales	44,277	41,089	7.8	7.8	1,661	-			45,939	41,089	11.8	7.8	42,053	40,690	3.3	3.3
Net Sales (CLP/HL)	58,614	52,777	11.1	11.1	13,938	-			52,525	52,777	(0.5)	11.1	119,182	117,568	1.4	1.4
Cost of sales	(19,341)	(16,750)	15.5	15.5	(1,433)	-			(20,774)	(16,750)	24.0	15.5	(26,868)	(26,952)	(0.3)	(0.3)
% of net sales	43.7	40.8			86.2	-			45.2	40.8			63.9	66.2
Gross profit	24,936	24,339	2.5	2.5	229				25,165	24,339	3.4	2.5	15,185	13,738	10.5	10.5
% of net sales	56.3	59.2			13.8	-			54.8	59.2			36.1	33.8
MSD&A	(28,741)	(25,795)	11.4	11.4	(645)	-			(29,386)	(25,795)	13.9	11.4	(11,322)	(10,662)	6.2	6.2
% of net sales	64.9	62.8			38.8	-			64.0	62.8			26.9	26.2
Other operating income/(expenses)	197	(119)	265.9	265.9	2	-			199	(119)	267.7	265.9	(29)	47	(163.1)	(163.1)
Normalized EBIT	(3,609)	(1,574)	(129.2)	(129.2)	(414)	-			(4,023)	(1,574)	(155.5)	(129.2)	3,834	3,123	22.8	22.8
Normalized EBIT Margin (%)	(8.1)	(3.8)			(24.9)	-			(8.8)	(3.8)			9.1	7.7
Normalized EBITDA	(1,160)	119	N/A	N/A	(348)	-			(1,507)	119	N/A	N/A	5,538	4,854	14.1	14.1
Normalized EBITDA Margin (%)	(2.6)	0.3			(20.9)	-			(3.3)	0.3			13.2	11.9

	4. Other/eliminations				Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes(1)	-	-	0.0	0.0	4,368	3,937	11.0	3.9
Net Sales	(6)	(485)	98.7	98.7	243,446	218,019	11.7	9.7
Net Sales (CLP/HL)	-	-	0.0	0.0	55,729	55,380	0.6	5.6
Cost of sales	1,870	2,180	(14.2)	(14.2)	(119,494)	(110,029)	8.6	6.7
% of net sales					49.1	50.5
Gross profit	1,864	1,694	10.0	10.0	123,952	107,990	14.8	12.7
% of net sales					50.9	49.5
MSD&A	(3,760)	(3,031)	24.1	24.1	(102,252)	(88,853)	15.1	12.5
% of net sales					42.0	40.8
Other operating income/(expenses)	41	1,232	(96.6)	(96.6)	141	1,039	(86.4)	(86.6)
Normalized EBIT	(1,854)	(105)	1668.9	1668.9	21,841	20,176	8.3	8.4
Normalized EBIT Margin (%)					9.0	9.3
Normalized EBITDA	694	1,681	(58.7)	(58.7)	37,932	33,726	12.5	11.5
Normalized EBITDA Margin (%)					15.6	15.5

(1) Excludes bulk wine sales.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 16 of 18

Exhibit 4: Segment Information (Six months ended on June 30, 2013)
	1. Chile Business segment
YTD as of June	Beer Chile				Non-Alcoholic				Spirits				Total
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes(1)	2,626	2,682	(2.1)	(2.1)	4,667	3,909	19.4	10.3	121	116	4.1	4.1	7,414	6,707	10.5	5.2
Net Sales	164,955	153,383	7.5	7.5	162,864	141,476	15.1	11.2	30,296	28,537	6.2	6.2	358,115	323,396	10.7	9.0
Net Sales (CLP/HL)	62,827	57,191	9.9	9.9	34,894	36,193	(3.6)	0.8	251,135	246,284	2.0	2.0	48,305	48,220	0.2	3.6
Cost of sales	(66,297)	(65,935)	0.5	0.5	(75,213)	(68,533)	9.7	7.8	(18,646)	(17,178)	8.5	8.5	(160,156)	(151,646)	5.6	4.7
% of net sales	40.2	43.0			46.2	48.4			61.5	60.2			44.7	46.9
Gross profit	98,658	87,448	12.8	12.8	87,650	72,942	20.2	14.3	11,650	11,360	2.6	2.6	197,959	171,750	15.3	12.8
% of net sales	59.8	57.0			53.8	51.6			38.5	39.8			55.3	53.1
MSD&A	(56,548)	(49,902)	13.3	13.3	(63,333)	(51,666)	22.6	16.3	(8,622)	(8,338)	3.4	3.4	(128,503)	(109,906)	16.9	14.0
% of net sales	34.3	32.5			38.9	36.5			28.5	29.2			35.9	34.0
Other operating income/(expenses)	33	(182)	118.4	118.4	308	185	65.8	52.8	(0)	(9)	99.2	99.2	341	(6)	6,047.6	6,047.6
Normalized EBIT	42,143	37,364	12.8	12.8	24,625	21,462	14.7	10.0	3,028	3,012	0.5	0.5	69,797	61,838	12.9	11.2
Normalized EBIT Margin (%)	25.5	24.4			15.1	15.2			10.0	10.6			19.5	19.1
Normalized EBITDA	52,173	46,584	12.0	12.0	31,885	27,060	17.8	12.1	4,078	4,003	1.9	1.9	88,136	77,646	13.5	11.5
Normalized EBITDA Margin (%)	31.6	30.4			19.6	19.1			13.5	14.0			24.6	24.0

	2. Río de la Plata Business segment												3. Wine Business segment
YTD as of June	CCU Argentina				Uruguay				Total
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes(1)	2,012	2,042	(1.4)	(1.4)	286	-			2,299	2,042	12.6	(1.4)	607	612	(0.8)	(0.8)
Net Sales	114,641	105,046	9.1	9.1	4,046	-			118,687	105,046	13.0	9.1	71,180	71,889	(1.0)	(1.0)
Net Sales (CLP/HL)	56,965	51,454	10.7	10.7	14,127	-			51,629	51,454	0.3	10.7	117,316	117,478	(0.1)	(0.1)
Cost of sales	(45,271)	(40,967)	10.5	10.5	(3,333)	-			(48,603)	(40,967)	18.6	10.5	(46,237)	(48,202)	(4.1)	(4.1)
% of net sales	39.5	39.0			82.4	-			41.0	39.0			65.0	67.1
Gross profit	69,371	64,079	8.3	8.3	713				70,084	64,079	9.4	8.3	24,943	23,687	5.3	5.3
% of net sales	60.5	61.0			17.6	-			59.0	61.0			35.0	32.9
MSD&A	(64,259)	(55,443)	15.9	15.9	(1,229)	-			(65,489)	(55,443)	18.1	15.9	(20,772)	(19,953)	4.1	4.1
% of net sales	56.1	52.8			30.4	-			55.2	52.8			29.2	27.8
Other operating income/(expenses)	374	(23)	1,697.4	1,697.4	(18)	-			356	(23)	1,621.8	1,697.4	69	235	(70.6)	(70.6)
Normalized EBIT	5,485	8,612	(36.3)	(36.3)	(534)	-			4,951	8,612	(42.5)	(36.3)	4,240	3,969	6.8	6.8
Normalized EBIT Margin (%)	4.8	8.2			(13.2)	-			4.2	8.2			6.0	5.5
Normalized EBITDA	10,319	11,900	(13.3)	(13.3)	(405)	-			9,914	11,900	(16.7)	(13.3)	7,504	7,375	1.7	1.7
Normalized EBITDA Margin (%)	9.0	11.3			(10.0)	-			8.4	11.3			10.5	10.3

	4. Other/eliminations				Total
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes(1)	-	-	0.0	0.0	10,319	9,360	10.2	3.4
Net Sales	(436)	(832)	47.7	47.7	547,546	499,499	9.6	7.7
Net Sales (CLP/HL)	-	-	0.0	0.0	53,061	53,364	(0.6)	4.2
Cost of sales	5,586	5,145	8.6	8.6	(249,410)	(235,670)	5.8	3.9
% of net sales					45.6	47.2
Gross profit	5,151	4,313	19.4	19.4	298,136	263,829	13.0	11.1
% of net sales					54.4	52.8
MSD&A	(4,341)	(2,865)	51.5	51.5	(219,104)	(188,167)	16.4	14.1
% of net sales					40.0	37.7
Other operating income/(expenses)	75	1,372	(94.6)	(94.6)	841	1,578	(46.7)	(47.2)
Normalized EBIT	884	2,820	(68.6)	(68.6)	79,872	77,240	3.4	2.8
Normalized EBIT Margin (%)					14.6	15.5
Normalized EBITDA	5,583	6,702	(16.7)	(16.7)	111,136	103,623	7.3	6.1
Normalized EBITDA Margin (%)					20.3	20.7

(1) Excludes bulk wine sales.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 17 of 18

Exhibit 5: Balance Sheet

	June 30	December 31	June 30	December 31	Total Change%
	2013	2012	2013	2012
	(CLP million)		(US$ million)(1)
ASSETS
Cash and cash equivalents	65,827	102,337	130	202	(35.7)
Other current assets	355,947	393,551	702	776	(9.6)
Total current assets	421,773	495,888	832	978	(14.9)

PP&E (net)	638,091	612,329	1,258	1,207	4.2
Other non current assets	218,067	218,231	430	430	(0.1)
Total non current assets	856,158	830,560	1,688	1,638	3.1
Total assets	1,277,931	1,326,448	2,520	2,615	(3.7)

LIABILITIES
Short term financial debt	129,219	54,874	255	108	135.5
Other liabilities	181,395	259,656	358	512	(30.1)
Total current liabilities	310,615	314,530	612	620	(1.2)

Long term financial debt	145,627	209,123	287	412	(30.4)
Other liabilities	89,522	92,277	177	182	(3.0)
Total non current liabilities	235,149	301,400	464	594	(22.0)
Total Liabilities	545,764	615,929	1,076	1,214	(11.4)

EQUITY
Paid-in capital	231,020	231,020	456	456	0.0
Other reserves	(49,619)	(48,146)	(98)	(95)	0.0
Retained earnings	458,219	430,346	903	849	6.5

Net equity attributable to parent company shareholders	639,619	613,220	1,261	1,209	4.3
Minority interest	92,548	97,299	182	192	(4.9)
Total equity	732,167	710,518	1,444	1,401	3.0
Total equity and liabilities	1,277,931	1,326,448	2,520	2,615	(3.7)

OTHER FINANCIAL INFORMATION

Total financial debt	274,846	263,997	542	521	4.1%

Net Financial debt	209,020	161,660	412	319	29.3%

Liquidity ratio	1.36	1.58
Financial Debt / Capitalization	0.27	0.27
Net Financial debt / EBITDA	0.86	0.69
(1) Exchange rate as of June 30, 2013: US$1.00 = CLP 507.16

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 18 of 18

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: August 14, 2013